UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

BARNES & NOBLE, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

067774109
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Peter J. Eichler, Jr.
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1900
Santa Monica, CA 90401
(310)-899-0800

June 28, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 067774109	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. Identification Nos. of above persons. Aletheia Research & Management, Inc., IRS No. 95-4647814
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer.
14.	TYPE OF REPORTING PERSON IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 122 Fifth Avenue, New York, New York 10011.
Item 2.	Identity and Background.

(a) This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Peter J. Eichler, Jr. is the Chief Executive Officer of Aletheia.

(b)-(f) Aletheia filed an initial Schedule 13D for an event of November 30, 2009 (the “Initial Schedule”), an Amendment No. 1 for an event of January 8, 2010, an Amendment No. 2 for an event of January 25, 2010, an Amendment No. 3 for an event of January 31, 2010, an Amendment No. 4 for an event of May 18, 2010, an Amendment No. 5 for an event of September 9, 2010, an Amendment No. 6 for an event of October 19, 2010, an Amendment No. 7 for an event of December 17, 2010, an Amendment No. 8 for an event of April 20, 2011, an Amendment No. 9 for an event of June 1, 2011, and an Amendment No. 10 for an event of June 21, 2011 (collectively, the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Previous Amendments remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.
Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).

Item 4.	Purpose of Transaction.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).
Item 5.	Interest in Securities of the Issuer.

Aletheia currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).

Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Peter J. Eichler, Jr.
Peter J. Eichler, Jr.
Chief Executive Officer

APPENDIX I
TRANSACTIONS IN BARNES & NOBLE, INC.
COMMON STOCK - SINCE LAST FILING

			Average
	Number of		Share Price			Average
	Shares	Purchase	for	Number of		Share Price
Trade Date	Purchased	Price	Purchases	Shares Sold	Sales Price	for Sales

06/27/11	160	2,791	17.45	318,620	5,453,314	17.12
06/28/11	35	588	16.81	549,287	9,238,985	16.82